UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

INTERMOUNTAIN COMMUNITY BANCORP

(Name of Issuer)

Common Stock (no par value)

(Title of Class of Securities)

45881M308

(CUSIP Number)

John M. Eggemeyer III

6051 El Tordo

Rancho Santa Fe, CA 92067

858-756-8300

Copy to:

Castle Creek Capital Partners IV, LP

6051 El Tordo

Rancho Santa Fe, CA 92067

858-756-8300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 8, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1 (e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

CUSIP No. 45881M308		SCHEDULE 13D

1	Name of Reporting Persons Castle Creek Capital Partners IV, LP

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 257,681 (1)(2)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 257,681 (1)(2)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 257,681 (1)(2)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 9.9% (3)

14	Type of Reporting Person (See Instructions) PN (Limited Partnership)

(1)                                 The information set forth in Items 4, 5 and 6 of this statement on Schedule 13D is incorporated herein by reference.

(2)                                 Castle Creek Capital Partners IV, LP (“Fund IV”) also owns (i) 1,780,004 shares of non-voting common stock (the “Non-Voting Common Stock”) (185,530 of which were acquired pursuant to the Rights Offering Backstop and 1,594,474 of which were acquired when the Series B Preferred Stock previously owned by Fund IV automatically converted into Non-Voting Common Stock after approval by Intermountain’s shareholders of an amendment to Intermountain’s Articles of Incorporation to authorize shares of Non-Voting Common Stock) which is convertible into an equal number of shares of common stock, no par value (“Common Stock”) in connection with certain transfers of such shares of Non-Voting Common Stock, and (ii) a warrant exercisable for 85,000 shares of Non-Voting Common Stock at the exercise price of $10.00 per share.  Since Fund IV does not have the right to acquire such Common Stock and will have no voting or investment power over such Common Stock, those underlying shares of Common Stock are not included in the amount reported herein.

(3)                                 Based on the Quarterly Report on Form 10-Q filed by the Company on November 14, 2013, there were 2,603,606 outstanding voting Common Shares as of November 8, 2013.

CUSIP No. 45881M308		SCHEDULE 13D

1	Name of Reporting Persons Castle Creek Capital IV LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC/AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 257,681 (1)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 257,681 (1)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 257,681 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 9.9% (2)

14	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

(1)                                 The information set forth in Items 4, 5 and 6 of this statement on Schedule 13D is incorporated herein by reference.

(2)                                 Based on the Quarterly Report on Form 10-Q filed by the Company on November 14, 2013, there were 2,603,606 outstanding voting Common Shares as of November 8, 2013.

CUSIP No. 45881M308		SCHEDULE 13D

1	Name of Reporting Persons John M. Eggemeyer III

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) PF/AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 257,681 (1)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 257,681 (1)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 257,681 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 9.9% (2)

14	Type of Reporting Person (See Instructions) IN (Individual)

(1)                                 The information set forth in Items 4, 5 and 6 of this statement on Schedule 13D is incorporated herein by reference.

(2)                                 Based on the Quarterly Report on Form 10-Q filed by the Company on November 14, 2013, there were 2,603,606 outstanding voting Common Shares as of November 8, 2013.

CUSIP No. 45881M308	SCHEDULE 13D

This Amendment No. 2 to Schedule 13D (this “Amendment”) amends and supplements the statement on Schedule 13D filed by John M. Eggemeyer III on February 2, 2012 (the “Schedule 13D”) with the Securities and Exchange Commission (the “SEC”), as amended by Amendment No. 1 to the Schedule 13D filed with the SEC on May 30, 2012 (“Amendment No. 1”), relating to the shares of common stock, no par value (the “Common Stock”), of Intermountain Community Bancorp, an Idaho corporation (the “Company” or “Intermountain”). This Amendment is being filed to report the removal of William J. Ruh as a reporting person. Unless specifically amended hereby, the disclosures set forth in the Schedule 13D remain unchanged.

Item 2.                                                         Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated in its entirety, with effect from the date of the event giving rise to this Amendment, as follows:

This statement on Schedule 13D is being jointly filed by the parties identified below. All of the filers of this Schedule 13D are collectively referred to as the “Reporting Persons.” The Joint Filing Agreement among the Reporting Persons is attached hereto as Exhibit 1 and incorporated herein by reference.

(a)-(c)               The following are the Reporting Persons: Castle Creek Capital Partners IV, LP, a Delaware limited partnership (“Fund IV”) and a private equity fund focused on investing in community banks throughout the United States of America; Castle Creek Capital IV LLC, a Delaware limited liability company (“CCC IV”), whose principal business is to serve as the sole general partner of, and manage, Fund IV; and John M. Eggemeyer III, a California resident, a managing principal of Castle Creek Capital LLC (a merchant banking firm specializing in the financial services industry), and a managing principal of CCC IV. The business address for each of the Reporting Persons is 6051 El Tordo, Rancho Santa Fe, CA 92067.

(d)                                 During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)                                  During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                                   Mr. Eggemeyer is a citizen of the United States of America.

Item 5.                                                         Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety, with effect from the date of the event giving rise to this Amendment, as follows:

(a) and (b)

Reporting Person	Amount Beneficially Owned	Percent of Class (4)	Sole Power to Vote or Direct the Vote	Shared Power to Vote or Direct the Vote	Sole Power to Dispose or to Direct the Disposition	Shared Power to Dispose or Direct the Disposition
Castle Creek Capital Partners IV, LP (1)	257,681	9.9%	257,681	0	257,681	0
Castle Creek Capital IV LLC (2)	257,681	9.9%	257,681	0	257,681	0
John M. Eggemeyer III (3)	257,681	9.9%	257,681	0	257,681	0

(1)         Fund IV also owns (i) 1,780,004 shares of non-voting common stock (the “Non-Voting Common Stock”) (185,530 of which were acquired pursuant to the Rights Offering Backstop and 1,594,474 of which were acquired when the Series B Preferred Stock previously owned by Fund IV automatically converted into Non-Voting Common Stock after approval by Intermountain’s shareholders of an amendment to Intermountain’s Articles of Incorporation to authorize shares of Non-Voting Common Stock) which is convertible into an equal number of shares of common stock, no par value (“Common Stock”) in connection with certain transfers of such shares of Non-Voting Common Stock, and (ii) a warrant exercisable for 85,000 shares of Non-Voting Common Stock at the exercise price of $10.00 per share.  Since Fund IV does not have the right to acquire such Common Stock and will have no voting or investment power over such Common Stock, those underlying shares of Common Stock are not included in the amount reported herein.

CUSIP No. 45881M308	SCHEDULE 13D

(2)         CCC IV disclaims beneficial ownership of the Common Stock owned by Fund IV, except to the extent of its pecuniary interest therein.

(3)         Mr. Eggemeyer disclaims beneficial ownership of the Common Stock beneficially owned by CCC IV and Fund IV, respectively, except to the extent of his pecuniary interest therein.

(4)         Based on the Quarterly Report on Form 10-Q filed by the Company on November 14, 2013, there were 2,603,606 outstanding voting Common Shares as of November 8, 2013.

(c)                                  Except as set forth in this Schedule 13D, none of the Reporting Persons nor, to the best knowledge of each of the Reporting Persons, without independent verification, any person named in Item 2, has engaged in any transaction during the past 60 days involving the securities of the Company.

(d)                                 Other than the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Company referred to in this Item 5.

(e)                                  Not applicable.

Item 7.                                                         Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and restated in its entirety, with effect from the date of the event giving rise to this Amendment, as follows:

Exhibit	Description
Exhibit 1	Joint Filing Agreement, dated as of February 1, 2014, by and among Castle Creek Capital Partners IV, LP, Castle Creek Capital IV LLC, and John M. Eggemeyer III.
Exhibit 2	Form of Amended and Restated Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 to Intermountain’s Current Report on Form 8-K, filed January 23, 2012).
Exhibit 3	Form of Warrant (incorporated by reference to Exhibit 4.2 to Intermountain’s Current Report on Form 8-K, filed on January 23, 2012).
Exhibit 4

Passivity Commitment Letter, from Castle Creek Capital Partners IV, LP (and certain of its affiliates) to the Board of Governors of the Federal Reserve (previously filed with the original Schedule 13D).

CUSIP No. 45881M308	SCHEDULE 13D

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 1, 2014

CASTLE CREEK CAPITAL PARTNERS IV, LP

	By:	/s/ John M. Eggemeyer III
	Name:	John M. Eggemeyer III
	Title:	Managing Principal

CASTLE CREEK CAPITAL IV, LLC

	By:	/s/ John M. Eggemeyer III
	Name:	John M. Eggemeyer III
	Title:	Managing Principal

JOHN M. EGGEMEYER III

	By:	/s/ John M. Eggemeyer III
	Name:	John M. Eggemeyer III

SIGNATURE PAGE TO AMENDMENT NO. 2 TO SCHEDULE 13D (INTERMOUNTAIN COMMUNITY BANCORP)

EXHIBIT INDEX

Exhibit	Description
Exhibit 1	Joint Filing Agreement, dated as of February 1, 2014, by and among Castle Creek Capital Partners IV, LP, Castle Creek Capital IV LLC, and John M. Eggemeyer III.
Exhibit 2	Form of Amended and Restated Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 to Intermountain’s Current Report on Form 8-K, filed January 23, 2012).
Exhibit 3	Form of Warrant (incorporated by reference to Exhibit 4.2 to Intermountain’s Current Report on Form 8-K, filed on January 23, 2012).
Exhibit 4

Passivity Commitment Letter, from Castle Creek Capital Partners IV, LP (and certain of its affiliates) to the Board of Governors of the Federal Reserve (previously filed with the original Schedule 13D).